This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated March 1, 2010)	Filed Pursuant to Rule 433 Registration No. 333-145845 June 16, 2010

The information in this free writing prospectus is not complete and may be changed.

US $[            ]

STEP UP FIXED RATE NOTES DUE [            ]

Principal Amount: US$ [            ] Issuer: Barclays Bank PLC

(Rated AA-/Aa3) 1

Issue Price: 100% Series: Global Medium-Term Notes, Series A

Original Issue Date: [            ] Principal Protection Percentage: If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC. The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Interest Rate Type: Fixed Rate Original Trade Date: [            ]

Maturity Date: [            ] CUSIP: [            ]

ISIN: [            ]

Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter. Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            )

Interest Rate: • For each Interest Period commencing on or after the Original Issue Date, to but excluding [            ], the interest rate per annum will be equal to: [            ]% per annum

• For each Interest period commencing on [            ], but to excluding [            ], the interest rate per annum will be equal to : [            ]% per annum

• For each Interest period commencing on [            ], but to excluding [            ], the interest rate per annum will be equal to : [            ]% per annum

• For each Interest period commencing on [            ], but to excluding the Maturity Date, the interest rate per annum will be equal to : [            ]% per annum

Interest Payment Dates: ☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually,

payable in arrears on every [            ] of [            ] and [            ], commencing on [            ] and ending on the Maturity Date.

Survivor’s Option: Upon request by the authorized representative of the beneficial owner of the Notes, we will repay those Notes prior to the Maturity Date following the death of the beneficial owner of the Notes, provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.

The right to exercise this option will be subject to:

• a permitted dollar amount of total exercises by all holders of these Notes in any calendar year; and

• the permitted dollar amount of an individual exercise by a holder of these Notes in any calendar year.

For additional details regarding the Survivor’s Option, see “Description of Survivor’s Option” below.

Business Day Convention: Following, Unadjusted Day Count Convention: 30/360

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Price to Public Agent’s Commission (1) Proceeds to Barclays Bank PLC

Per Note 100% % %

1 For further information regarding the ratings assigned to the Global Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

Total $ $ $

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to [            ]% of the principal amount of the notes, or $[            ] per $[            ] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC. and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Global Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Issuer Credit Risk—The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

DESCRIPTION OF SURVIVOR’S OPTION

Upon request by the authorized representative of the beneficial owner of the Notes, Barclays Bank PLC will repay those Notes prior to the Maturity Date following the death of the beneficial owner of the Notes (the “Survivor’s Option”), provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request. Upon the valid exercise of the Survivor’s Option and the proper tender of the Notes for repayment, Barclays Bank PLC will repay such Notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the Notes plus accrued and unpaid interest to the date of repayment. For purposes of this section, a beneficial owner of Notes is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of such Notes, as well as the right to receive payment of the principal of the Notes.

To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the Notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

The death of a person holding a beneficial ownership interest in the Notes: (1) with any person in a joint tenancy with right of survivorship; or (2) with his or her spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, will be deemed the death of a beneficial owner of those Notes, and the entire principal amount of the Notes held in this manner will be subject to repayment by Barclays Bank PLC upon request. However, the death of a person holding a beneficial ownership interest in Notes as tenant in common with a person other than his or her spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the Notes, and only the deceased beneficial owner’s percentage interest in the principal amount of the Notes will be subject to repayment.

If the ownership interest in the Notes is held by a nominee for a beneficial owner or by a custodian under a Uniform Gifts to Minors Act or Uniform Transfer to Minors Act, or by a trustee of a trust that is wholly revocable by the beneficial owner, or by a guardian or committee for a beneficial owner, the death of the beneficial owner of the Notes will constitute death of the beneficial owner for purposes of the Survivor’s Option, if the beneficial ownership interest can be established to the satisfaction of Barclays Bank PLC. In these cases, the death of the nominee, custodian, trustee, guardian or committee will not be deemed the death of the beneficial owner of the Notes for purposes of the Survivor’s Option.

Barclays Bank PLC has the discretionary right to limit the aggregate principal amount of the Notes as to which exercises of the Survivor’s Option will be accepted by it from all authorized representatives of deceased beneficial owners in any calendar year, to an amount equal to 2.0% of the aggregate amount of the Notes, outstanding as of the end of the most recent calendar year.

Barclays Bank PLC also has the discretionary right to limit to $250,000 the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted by Barclays Bank PLC from the authorized representative for any individual deceased beneficial owner of such notes in any calendar year. In addition, Barclays Bank PLC will not permit the exercise of the Survivor’s Option (a) for a principal amount less than $1,000, or (b) if such exercise will result in a beneficial ownership interest in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Elections to exercise the Survivor’s Option will be accepted in the order that they are received and approved by Barclays Bank PLC, except for any election the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment through the exercise of the Survivor’s Option will be repaid on the first Interest Payment Date that occurs 60 or more calendar days after the date of the acceptance and approval by Barclays Bank PLC. Each tendered Note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such Notes were originally tendered. If a Note tendered through a valid exercise of the Survivor’s Option is not accepted by Barclays Bank PLC, the trustee, upon receipt of a valid written instruction from Barclays Bank PLC or its agent, will deliver a notice to the registered holder that states the reason that Note has not been accepted for repayment.

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Because the Notes will be issued in book-entry form (except in very limited circumstances), DTC or its nominee will be treated as the holder of the Notes, will be the only entity that receives notices from Barclays Bank PLC (or the trustee) and, on behalf of the deceased beneficial owner’s authorized representative, will be the only entity that can exercise the Survivor’s Option for such Notes. To obtain repayment of the Notes pursuant to exercise of the Survivor’s Option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the Notes is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to Barclays Bank PLC that:

(1)	the deceased was the beneficial owner of the Notes at the time of death and his or her interest in the Notes was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(2)	the death of the beneficial owner has occurred and the date of death, and

(3)	the representative has authority to act on behalf of the deceased beneficial owner;

•

if the beneficial interest in the Notes is held by a nominee or trustee of, custodian for, or other person in a similar capacity to, the deceased beneficial owner, evidence satisfactory to Barclays Bank PLC from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that Notes;

•

a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (generally a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office in the United States);

•

tax waivers and any other instruments or documents that Barclays Bank PLC reasonably requires in order to establish the validity of the beneficial ownership of the Notes and the claimant’s entitlement to payment; and

•

any additional information Barclays Bank PLC requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the Notes.

In turn, the broker or other entity will deliver each of these items, through the appropriate direct participant in DTC and the facilities of DTC will deliver the Survivor’s Option form of notice (the “Form of Notice”), to the trustee and to Barclays Bank PLC and will certify to Barclays Bank PLC that the broker or other entity represents the deceased beneficial owner. The broker or other entity will be responsible for disbursing payments received from the trustee, through the facilities of DTC, to the authorized representative.

During any time in which the Notes are not represented by a global note and are issued in definitive form:

•	all references in this section to participants and DTC, including the DTC’s governing rules, regulations and procedures, will be deemed inapplicable;

•

all determinations that the DTC participants are required to make as described in this section will be made by Barclays Bank PLC, including, without limitation, determining whether the applicable decedent is in fact the beneficial owner of the interest in the Notes to be redeemed or is in fact deceased and whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner; and

•	all redemption requests, to be effective, must:

•	be delivered by the representative to Barclays Bank PLC and to the trustee;

•	be made by completing the Form of Notice in accordance with the related instructions; and

•

be accompanied by, if applicable, a properly executed assignment or endorsement, in addition to all documents that are otherwise required to accompany a redemption request. If the record holder of the Note is a nominee of the deceased beneficial owner, a certificate or letter from the nominee attesting to the deceased’s ownership of a beneficial interest in the Note must also be delivered.

Barclays Bank PLC retains the right to limit the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted from all authorized representatives of deceased beneficial owners and from the authorized representative for any individual deceased beneficial owner in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option generally will be determined by Barclays Bank PLC, which determination will be final and binding on all parties.

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The Form of Notice may be obtained from Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, Attention: US-Syndicate, MTN Desk US, telephone: 212-412-1535.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. holders will be consistent with such treatment, and each holder will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on this approach.

A U.S. holder will be taxable on interest income equal to the minimum coupon amount that will be paid on the Notes (the “Minimum Coupon Amount”) when it is accrued or received in accordance with the U.S. Holder’s normal method of tax accounting. The Notes will be treated as having “original issue discount” (“OID”) for federal income tax purposes in an amount equal to the excess of the aggregate interest payments on the Notes over the aggregate Minimum Coupon Amount of the Notes, assuming they remain outstanding until their maturity. You will be required to include OID in income on a constant yield basis during your ownership of the Notes. In the certain years, your taxable income in respect of the Notes will exceed the cash interest payments you receive. See “U.S. Federal Income Tax Considerations—Original Issue Discount” in the prospectus supplement.

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID and any gain realized with respect to the Notes, to the extent of the U.S. holder’s net investment income that when added to the U.S. holder’s other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.]2

Information Reporting

The Notes will constitute a foreign financial asset. U.S. holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

[2]	Include if the Notes may still be outstanding on January 1, 2013.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

STEP UP FIXED RATE NOTES DUE [    ]

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED MARCH 1, 2010)